UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

LINDBLAD EXPEDITIONS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

535219109
(CUSIP Number)

July 8, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☐                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535219109

1		NAME OF REPORTING PERSONS L. Dyson Dryden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,380,142
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,380,142
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,380,142
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The percent ownership calculated is based upon an aggregate of 44,717,759 shares outstanding as of July 8, 2015.

CUSIP No. 535219109

Item 1(a).	Name of Issuer:

Lindblad Expeditions Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

96 Morton Street, 9th Floor, New York, NY 10014

Item 2(a).	Name of Person Filing:

L. Dyson Dryden

Item 2(b).	Address of Principal Business Office or, if none, Residence:

96 Morton Street, 9th Floor, New York, NY 10014

Item 2(c).	Citizenship:

L. Dyson Dryden is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).	CUSIP Number:

535219109

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Includes 1,334,891 shares issuable upon exercise of warrants and 28,250 shares of incentive common stock, subject to forfeiture if the Company’s common stock does not trade above $13.00 per share for any 20 trading days during any 30-day period within 4 years of July 8, 2015, which will be contributed to National Geographic for the purpose of the Lindblad Expeditions - National Geographic Joint Fund for Exploration and Conservation, for no additional consideration, within three business days after their release from escrow in connection with the lapse of such forfeiture conditions.

CUSIP No. 535219109

(b)	Percent of Class: 5.2%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,380,142

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,380,142

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

CUSIP No. 535219109

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 10, 2015

/s/ L. Dyson Dryden
L. Dyson Dryden